

PENSERRA

Report of Independent Registered Public Accounting Firm and Financial Statements

2022

Penserra Securities LLC
SEC ID NO 8-67773
Year Ended December 31, 2022

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3)

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-
5 PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____01/01/2022_____ AND ENDING _____12/31/2022_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PENSERRA SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):
[X] Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4 ORINDA WAY, SUITE 100-A
(No. and Street)

ORINDA   CA   94563
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JORGE MADRIGAL   925-594-5001   GEORGE.MADRIGAL@PENSERRA.COM
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MOSS ADAMS LLP
(Name – if individual, state last, first, and middle name)

101 SECOND STREET   SAN FRANCISCO   CA   94105
(Address)   (City)   (State)   (Zip Code)

10/16/2003   659
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **JORGE MADRIGAL** , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of **PENSERRA SECURITIES LLC** , as of **DECEMBER 31, 2022**, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature

PRESIDENT AND CEO

Title

SEE ATTACHED Jurat Certificate

Notary Public

This report** contains (check all applicable boxes):

- X (a) Statement of financial condition.
- X (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- X (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

** _To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable_

CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)

County of Contra Costa)

Subscribed and sworn to (or affirmed) before me on this 28 day

of February , 20 23 , by Jorge Madrigal

_____ ,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



KRISTI L. MILLER
COMM. #2417999
Notary Public - California
Alameda County
My Comm. Expires Sep. 24, 2026

Signature Kristi L. Miller

(Seal)

Optional Information

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

This certificate is attached to a document titled/for the purpose of

SEC Annual Report Form X-17-A-5 PART III, Public Version

containing 1 pages, and dated 2/28/2023 .

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:
Page # _____ Entry # _____

Notary contact: _____

Other

☐ Affiant(s) Thumbprint(s) ☐ Describe: _____

CONTENTS



Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors of
Penserra Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Penserra Securities LLC (the Company) as of December 31, 2022 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moss Adams LLP

San Francisco, California
February 27, 2023

We have served as the Company's auditor since 2012.

FINANCIAL STATEMENTS

———

PENSERRA SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2022

ASSETS

Cash and cash equivalents	$	14,234,785
Marketable securities, at fair value		2,714,004
Receivables:		
Brokers, dealers, and clearing organizations		3,581,592
Customers and counterparties		940,632
Affiliates and employees		379,061
Prepaid expenses		83,881
Brokerage account deposit		507,921
Investments not readily marketable, at fair value		526,055
Property, plant, and equipment:		
Furniture and equipment, net of accumulated depreciation		63,852
Operating lease right-of-use asset, net of accumulated amortization		959,958
Intangible assets:		
Internal-use software, net of accumulated amortization		126,641
Goodwill		2,543,770
Other assets		194,559
Total assets	$	26,856,711

LIABILITIES AND MEMBER'S EQUITY

Payables:		
Brokers, dealers, and clearing organizations	$	833,650
Customers and counterparties		53,880
Affiliates and employees		2,943,742
Accrued expenses		181,695
Subordinated revolving line of credit		10,000,000
Operating lease liability		980,027
Total liabilities		14,992,994
Member's equity		11,863,717
Total liabilities and member's equity	$	26,856,711

See accompanying notes.

PENSERRA SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Penserra Securities LLC (the Firm) was established on February 27, 2007, a single member New York Limited Liability Company and is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Firm has employees with a combination of buy-side and sell-side experience from major bulge bracket firms. The Firm uses that experience to provide global equity trading, fixed income trading, and investment banking. The Firm was formed as a boutique brokerage firm to specifically serve large and sophisticated institutional customers. The principal office of the Firm is located at 4 Orinda Way in Orinda, California with additional locations in Chicago, Illinois and Long Island, New York. The Firm has received minority business certification from various public and private organizations.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The financial statements of the Firm have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Revenue recognition – The Firm follows the provisions of Financial Accounting Board (FASB) Accounting Standards Codification (ASC) Topic 606, *Revenue from Contracts with Customers*. The standard outlines a single comprehensive model for entities to depict the transfer of goods or services to customers in amounts that reflect the payment to which a company expects to be entitled in exchange for those goods or services. The standard also requires disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract with customers.

The Firm has four primary lines of business from: (i) commissions charged for equity trade execution services, (ii) commissions charged for equity exchange trading, (iii) income generated from the mark-up and mark-down of fixed income orders as riskless principal or principal trades, and (iv) underwriting fees from participating in the underwriting syndicate of new corporate debt issues and equity initial public offerings as a co-manager. Commission and fee revenue is generally recognized at a point in time upon the delivery of contracted services based on a predefined contractual amount or on the trade date for trade execution services based on prevailing market prices and internal and regulatory guidelines.

Because equity commissions are earned on a per-transaction basis, such revenues fluctuate from period to period depending on (a) the volume of shares traded in the U.S., (b) the notional value of securities traded outside the U.S. in Latin America, Europe and the Asia Pacific region and (c) the Firm's commission rates. Certain factors that affect the Firm's volumes and notional value traded include macro trends and volatility in the global equities markets that affect overall institutional equity trading activity; competitive pressure, including pricing, created by the existence of execution competitors; and potential changes in market structure in the U.S. and other regions. Equity exchange trading commission are earned on complex, multi-party U.S. equity trades tied to derivative strategies, or stock option packaged trades. The volume of shares traded will fluctuate based on market volatility and the opportunity to package these bundled trades. In addition, revenues from fixed income executions are impacted by interest rates, liquidity and other macro-economic factors. Underwriting fees are related to the issue of new corporate debt or equity securities, which are also impacted by credit liquidity, interest rates, and macro-economic factors.

Revenue recognition does not require significant judgements or estimates, recognized amounts are based on actual fees earned from transactions at a defined point. The economic conditions which affect the firm's operations are related to overall trends in the economy and can be significantly influenced by changes in interest rates and overall market conditions.

Leases – The Firm follows the provisions of FASB ASC Topic 842, *Leases*, which requires an entity that is a lessee to recognize the assets and liabilities arising from leases with terms longer than 12 months on the statement of financial condition. Leases are to be classified as either operating or finance, with classification affecting the pattern of expense recognition in the statement of net income.

In addition, the Firm made an accounting policy election to keep leases with an initial term of 12 months or less off of the statement of financial condition. The Company will continue to recognize those lease payments for short-term leases on a straight-line basis over the lease term.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates include the determination of the fair value of goodwill. Actual results could differ from those estimates**.**

Cash and cash equivalents – Cash and cash equivalents include cash in bank accounts and cash equivalent investments held at certain major financial institutions with original maturities of 90 days or less. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation.

Concentration of credit risk – Concentration of credit risk associated with a lack of diversification, such as having substantial investments in a few individual issuers, thereby exposing the Firm to great risks resulting from adverse economic, political, regulatory, geographic, industrial or credit developments. Financial instruments that potentially subject us to concentrations of credit risk consist of cash and cash equivalents, receivables from broker-dealers and clearing firms, and investment securities.

The Firm's cash in correspondent bank accounts, at times may exceed FDIC insured limits. We place cash and cash equivalents with high quality financial institutions, periodically monitor their credit worthiness and limit the amount of credit exposure with any one institution. The firm's counterparties, with respect to broker-dealers and clearing agents, are generally large well-known financial services companies with strong credit ratings.

Receivables – On June 16, 2016, the FASB issued ASU 2016-13, *Financial Instruments - Credit Losses* (Topic 326). The update improves financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. Additionally, the ASU eliminates the probable initial recognition threshold in previous GAAP and, instead, reflects an organization's current estimate of all expected credit losses over the contractual term.

The Firm accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposure. Topic 326 requires the Firm to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Firm takes into consideration the composition of the receivables, current economic conditions, the estimated net realizable value of the underlying collateral, historical loss experience, delinquency, and bankrupt accounts when determining management's estimate of probable credit losses and the adequacy of the allowance for credit losses. Any receivables deemed uncollectible are written off against the allowance. The Firm did not have receivables related to contracts with customers or financial assets for which an allowance for credit losses was necessary at December 31, 2022.

Furniture and equipment – Furniture and equipment is carried at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. For computer equipment the estimated useful life is three years. For furniture and equipment, the estimated useful life is five years. For the year ended December 31, 2022, fixed assets (net of accumulated depreciation) totaled $63,852.

Income taxes – As a limited liability corporation, net income of the Firm is allocated to the member for recognition of income tax liability or benefit. As such, the Firm is not subject to federal income tax. The Firm is subject to California limited liability company taxes, the California gross receipts tax, New York State LLC filing fee, and New York City gross receipts tax. During 2022, the Firm incurred $4,558 in state and local taxes. The Firm applies the topic of the FASB ASC relating to accounting for uncertain tax positions. The income taxes topic prescribes a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined in the topic as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

As of December 31, 2022, the Firm has no uncertain tax positions based on the criteria established under the income taxes topic, whereby the effect of the uncertainty would be recorded if the outcome was considered probable and was reasonably estimable.

Lines of credit – As of December 31, 2022, the Firm has a line of credit, which originated in March of 2014 in the amount of $1,000,000. The interest rate on the Line of Credit is 8.25% per annum. The balance as of December 31, 2022, was $0. The line of credit matures every December with automatic renewal for an annual term.

Subordinated borrowings – In February 2022, the Firm obtained a $10,000,000 unsecured revolving credit agreement that bears a floating interest rate of Prime plus 2.5% per annum with a maturity date of February 29, 2024. When drawn upon, proceeds may be used to manage inventory levels to meet client demands and general corporate purposes. The credit agreement was approved by FINRA as a subordinated borrowing and is allowable in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. As of December 31, 2022, none of these subordinated borrowings are being used for compliance with the Company's minimum net capital requirements. The balance as of December 31, 2022, was $10,000,000.

Fair value – definition and hierarchy – Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Firm uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> *Level 1* – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Firm has the ability to access.

> *Level 2* – Valuation based on inputs, other than quoted prices included in Level 1, that are observable either directly or indirectly.

> *Level 3* – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Fair value is a market-based measure, based on assumptions of prices and inputs considered from the perspective of a market participant that are current as of the measurement date, rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Firm's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Firm in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy in which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

Valuation techniques and inputs – *Marketable Securities* - To determine the fair value of mortgage-backed securities, corporate bonds, and money market instruments, the Firm utilized recent market transactions for identical or similar securities to corroborate pricing service fair value measurements. Mortgage-backed assets are generally classified in Level 2 of the fair value hierarchy and are categorized in marketable securities on the Statement of Financial Condition.

Commitments and contingencies – During the normal course of its operations, the Firm may incur additional liabilities due to existing conditions, situations, legal claims, regulatory matters, or circumstances involving uncertainty as to possible loss to the Firm that will ultimately be resolved when one or more future events occur or fail to occur. Management accrues for such liabilities to the extent that they are deemed probable and estimable. As of December 31, 2022, management believes that any such items would not have a material or adverse effect on its continuing operations.

Goodwill – Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over the net fair value of the identifiable assets, liabilities and contingent liabilities recognized. In 2022, the Firm performed an internal valuation utilizing Step 0 analysis to evaluate Goodwill for impairment at the reporting unit level. Upon completion of this evaluation, it was determined an impairment does not exist.

NOTE 3 – FAIR VALUE MEASUREMENT

The Firm's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Firm's significant accounting policies in Note 2. As of December 31, 2022, the Firm held thirty-four collateralized mortgage obligations of U.S. government agencies (CMOs) with a fair value of $1,630,715, the associated unrealized loss on these positions is $12,790 and is included in the Statement of Net Income as principal trading income. The Firm held thirty-two US Equities with a fair value of $91,322 and an associated unrealized gain of $1,624. The Firm held two corporate bonds with a fair value of $991,966 and an associated unrealized gain of $7,109. All associated unrealized gains are included in the Statement of Net Income as Other Income. Management has categorized all positions above as level 2 in the fair value hierarchy.

In addition, on October 31, 2022, the Firm invested $500,000 with a fund managed by an affiliate. The fund consists of liquid international equity securities and American depositary receipts (custodied with a US Bank). The market value of these investments is based on month-end statements prepared by an independent fund administrator. The market value as of December 31, 2022 was $526,055 with an associated unrealized gain of $26,055 included in the Statement of Net Income as Other Income. The investment in this fund is reflected as investments not readily marketable in the statement of financial condition. Management has categorized these positions above as level 3 in the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
US government agency CMOs	$ -	$ 1,630,716	$ -	$ 1,630,716
Money market instruments	-	91,322	-	91,322
Corporate debt	-	991,966	-	991,966
Investments not readily marketable	-	-	526,055	526,055
Total	$ -	$ 2,714,004	$ 526,055	$ 3,240,059

NOTE 4 – RECEIVABLES FROM BROKERS, CLEARING AGENTS AND OTHER

The Firm's receivables from broker-dealers and clearing organizations include amounts receivable from unsettled trades, including amounts related to futures contracts executed on behalf of customers, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Firm's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Firm. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Firm for a very short period of time. The Firm continually reviews the credit quality of its counterparties.

The receivables from broker-dealers and clearing agents represents an unsecured commission receivable for which the Firm has executed trades during December 2022 and received subsequent to year end. In the normal course of business, the Firm executes, as agent, transactions on behalf of customers through its clearing broker. If the agency transactions do not settle because of a failure to perform by the customer, the Firm may be obligated to discharge the obligation of the customer and, as a result, may incur a loss if the market value of the security fluctuates to the detriment of the Firm. Historically, all amounts due from counterparties have been collected in accordance with agreed upon contractual obligations. As such, as of December 31, 2022, an allowance for credit losses has not been recorded. The Firm does not anticipate nonperformance by customers in the above situation. The Firm's policy is to monitor its market exposure and customer risk. In addition, the Firm has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

The Firm's receivables from customers, brokers and clearing agents are represented per the below:

Equity commission receivables	$ 468,595
Customer and counterparties	940,632
Underwriting receivables	839,725
Receivables from clearing-broker	2,273,272
Total	$ 4,522,224

NOTE 5 – CLEARING ORGANIZATION

The Firm clears its transactions through another broker-dealer on a fully disclosed basis. A receivable from the clearing organization is the result of the Firm's activity with this clearing organization. The Firm may also have a payable to the clearing organization related to these transactions, which is collateralized by securities owned by the Firm. The Firm's clearing organization requires the Firm to maintain a cash deposit of $507,921 with the organization. The amount is classified as brokerage account deposit on the Statement of Financial Condition as of December 31, 2022.

NOTE 6 – OPERATING LEASES

The Firm carries operating lease assets and operating lease liabilities of approximately $959,958, and $980,027, respectively, as of December 31, 2022. Total rent expense for 2022 was $403,986.

Year Ending December 31st

2023	$	472,285
2024		317,049
2025		157,127
2026		120,019
Total future lease commitments		1,066,480
Less: present value discount		(86,453)
Operating lease liability	$	980,027
Weighted-average remaining lease (in years)		1.93
Weighted-average discount rate		6.50%

NOTE 7 – REGULATORY REQUIREMENTS

Under the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Firm is required to maintain a minimum net capital, equivalent to the greater of $100,000 or 1/15th of aggregate indebtedness, as those terms are defined by the rules of the SEC. Net capital, as defined in the regulation, as of December 31, 2022, was $16,775,900 which exceeded minimum net capital requirements by $16,655,914. The ratio of aggregate indebtedness to net capital was approximately .11 to 1. The Firm claims an exemption from the SEC's customer protection Rule 240 15c3-3, under paragraph k(2)(ii) for the year ended December 31, 2022.